POB 1263  London, Kentucky  40743

FILED AS CORRESPONDENCE ON EDGAR

March 31, 2014

Ethan Horowitz
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attn: Jennifer O’Brien, Staff Accountant

Re:	Puissant Industries, Inc., File No. 000-54719

Dear Mr. Horowitz:

Pursuant to your March 13, 2014 comment letter to Puissant Industries, Inc. (the “Company”) requesting that the Company advise you how the Company intends to address re-audit requirements, please be advised that the Fiscal Year 2012 will be re-audited by our new auditor, Terry L. Johnson, CPA.

Sincerely yours,

/s/ Mark Holbrook
Mark Holbrook
Chief Executive Officer